Processa Pharmaceuticals, Inc.

7380 Coca Cola Drive, Suite 106

Hanover, Maryland 21076

January 17, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Christopher Edwards

Re:	Processa Pharmaceuticals, Inc.
Registration Statement on Form S-1 (Registration No. 333-283986)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Processa Pharmaceuticals, Inc. (the “Registrant”), hereby requests acceleration of effectiveness of its above-referenced Registration Statement to 5:00 P.M., Eastern time, on January 22, 2025, or as soon as practicable thereafter. The Registrant respectfully requests that you notify Mr. Michael Kirwan of Foley & Lardner LLP of such effectiveness by a telephone call to (904) 633-8913.

Very truly yours,

Processa Pharmaceuticals, Inc.

By:	/s/ George Ng
George Ng
Chief Executive Officer